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                              August 20, 2020

       Kari DeLonge
       Chief Content Officer
       To The Stars Academy of Arts & Science Inc.
       315 S. Coast Hwy 101
       Suite U38
       Encinitas, CA 92024

                                                        Re: To The Stars
Academy of Arts and Science Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 3,
2020
                                                            File No. 024-11243

       Dear Ms. DeLonge:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       The ADAM Research Project, page 25

   1. We note your response to prior comment 1. Please further revise to clarify the procedure you will follow to
study and exploit the metamaterials, the anticipated cost and timeline of this process, and the
material terms of your relevant agreements.
 Kari DeLonge
FirstName LastNameKari  DeLonge
To The Stars Academy of Arts & Science Inc.
Comapany
August 20, NameTo
           2020    The Stars Academy of Arts & Science Inc.
August
Page 2 20, 2020 Page 2
FirstName LastName
COVID-19 Global Pandemic, page 30

2. In response to prior comment 2, you disclose that "media blackouts" had a negative effect on the company's performance during the pandemic. Please explain what the term "media blackout" means and when they occurred.
Security Ownership of Management and Certain Securityholders, page 47

3. We note your response to prior comment 4. While we understand that you have amended your certificate of incorporation to change the voting rights of the Class B shares so that they are equal to those of the Class A shares, you have not clarified the terms of your
         March 2020 agreement to convert the Series B, the reasons the conversion was proposed in March 2020, or whether any conversions ever took place. Please explain and file any material agreements related to the Series B conversion, as contemplated in March 2020.
Plan of Distribution, page 56

4. We note your response to prior comment 6 and re-issue the comment in part. According to the agreement with Cambria filed as Exhibit 6.29, Cambria has agreed to solicit and sell the shares to qualified persons. Please provide your analysis as to why both Digital
         Offering and Cambria should not be identified as underwriters. Alternatively, please revise here and on the cover page to identify both as underwriters. You may contact Angela Lumley at (202) 551-3398 or Bill Thompson at
(202) 551-3344
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-
3624 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jamie Ostrow, Esq.